

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Gammon Gold Inc.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

>   **Re: Gammon Gold Inc.**
>   **Registration Statement on Form F-4**
>   **Filed November 4, 2010**
>   **File No. 333-170370**

Dear Sir or Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4

General

1. Provide complete responses and, to the extent comments on one section apply to similar disclosure elsewhere in the filing, please address or make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

2. Please provide updated disclosure with each amendment. For example, provide current financial statements. In addition, please ensure that you update your disclosure to identify any closing conditions which have been satisfied or waived.

3. Please file all exhibits, including opinions of counsel, as soon as practicable. You will need to allow yourself enough time to fully address any resulting staff comments that we may raise after the exhibits have been filed.

4. Provide all the disclosure Item 1015 of Regulation M-A would require for any reports or opinions each named advisor provided. In that regard, if referred to in the proxy statement / prospectus, please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that CGC, its board, and any committee thereof received from any third party.

5. Provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form F-4 and Item 1015 of Regulation M-A. As appropriate, rather than summarizing each report, you may indicate that there were no material differences between the oral and written versions of a fairness opinion, for example.

Litigation Related to the Merger, page 16

6. Please provide us with copies of each of the "putative shareholder class action" complaints that were filed challenging the transaction.

Notes to the Unaudited Condensed Consolidated Financial Information, page 34

Note 4. Estimate of Consideration to be Transferred, page 36

7. We note your disclosure that for purposes of determining the consideration transferred within your unaudited pro forma condensed consolidated financial statements, the Gammon Gold common share price of $7.26 on September 24, 2010 was used in the calculation. Please confirm you will update your determination of the consideration transferred upon each subsequent amendment using the most recent

stock price at the time of each filing. In addition, please include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in your most recent stock price.

Opinion of Stifel, Nicolaus & Company, Incorporated, page 66

8. You suggest that the reader should read the attached opinion by the fairness advisor, and you state that the opinion discusses "procedures followed, assumptions made, other matters considered and limits of the review undertaken" in connection with the opinion.

   a.   The proxy statement / prospectus should discuss these matters. You therefore should not suggest that the required information appears elsewhere. See Item 1015(b)(6) of Regulation M-A.

   b.   It appears inaccurate to suggest that reading the actual opinion will provide the reader with any additional substantive information, given its brevity and the apparent absence of additional material information. Please eliminate any suggestions to the contrary, or explain to us why you disagree.

9. We note your statement that "Stifel Nicolaus relied on this projected information without independent verification or analyses…." Summarize in the proxy statement / prospectus all material non-public information, including projections, cost savings and potential synergies, exchanged among and relied upon by the parties. Also, provide us with copies of the materials exchanged.

10. Because stockholders are entitled to rely on the Stifel opinion, please revise to eliminate the suggestion that it is "solely for the information and use of, the CGC Board," etc. We note the parallel text at page C-3. Also please provide us with a copy of the engagement letter with Stifel.

Amendment and Waiver of the Merger Agreement, page 113

11. We note the following disclosure:

   Any party to the merger agreement may … waive compliance with any of the agreements or conditions set forth in the merger agreement. However, after the approval of the merger by the stockholders of CGC, there may not be, without further approval of those stockholders, any extension or waiver of the merger agreement that changes the amount or form of the consideration to be paid to the CGC stockholders under the merger agreement.

   Please state explicitly, which, if any, waivers of conditions, other than the amount or form of consideration, would be significant enough to require a resolicitation of proxies or addition approval from CGC stockholders. If there are other conditions that would require a resolicitation or additional approval, disclose the minimum number of business days in advance of the meeting you would notify those voting on the waiver, explain how they would be notified, and disclose the date after which conditions cannot be waived, if any.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Shannon, Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director